



Connect 🔒 **Message** More...

Akiva Resnikoff · 2nd

Founder, CEO of The Cookie Department
Portland, Oregon Area · 500+ connections ·
Contact info

 The Cookie
Department, Inc.
 Laney College

---

Highlights

 **2 mutual connections**
You and Akiva both know Ranier Gadduang and Gabrielle Katsnelson

---

About

In 2009 in his mothers' kitchen, Akiva Resnikoff launched his functional cookie passion project, which would later become The Cookie Department. With a certificate in pastry arts, a background in sales and promotions within the functional beverage industry, a full-time business development role at an artisanal bread company, and a vision of bringing innovation and functionality to packaged baked goods, Resnikoff became a one man cookie band. In his spare time, he formulated recipes, baked, packaged, marketed and delivered cookies to local cafes and retail stores. Today, Resnikoff is no longer in the kitchen or behind the wheel of a delivery van, but has evolved into a skilled CEO with extensive consumer goods industry knowledge. Resnikoff now spends the bulk of his time expanding sales and distribution to B to B and D to C retail and food service. Staying true to his roots, he still loves to whip up new functional cookie recipes.

At The Cookie Department we infuse decadent bakery style cookies with 'functional' ingredients like coffee caffeine, superfoods and protein, so you can be "fully-functional" every day! Whether you're hiking a trail, chasing your little ones around the playground, or fighting a 2 pm energy crash at the office, our cookies go to work for you!

We have made the impossible possible. Our incredible cookies are soft-baked, chewy, and loaded with beneficial ingredients, and they're delicious as well.

We have created the first fully functional cookie line. But what does the term "fully functional" mean regarding cookies? It actually boils down to the ingredients we use in our recipes. We use functional ingredients that are known for their unique health-promoting properties. Our cookies are palm oil free and 30% of the sugar we use comes from dates.

Featured



The Cookie Department
YouTube

Experience

 **Founder, CEO**
The Cookie Department, Inc.
Jan 2009 – Present · 11 yrs 8 mos
Greater Los Angeles Area



Founder, CEO
The Cookie Department LLC
Sep 2009 – Dec 2011 · 2 yrs 4 mos
Berkeley, Ca

The term "Fully Functional" derives from the functional foods

industry. Each cookie that we produce has a unique twist of

functionality.

...**see more**



Kickstarter

Campaign (201...



Sales Manager
Metropolis Baking Company
Jan 2009 – Dec 2010 · 2 yrs
Berkeley, Ca

Worked as the sales manager for Metropolis Baking Company, an

artisan and handcrafted bread company in Berkeley, Ca. Main focus

was food service within the restaurant industry from fine dining to

quick serve. Also managed the grocery segment as well cc ...**see more**



Northern Ca Sales Director
Cuba Beverage Company
Jun 2008 – Dec 2008 · 7 mos
Northern California Territory

Launched beverage sales in Northern California and headed up all

marketing and promotional programs related to product line.



Regional Sales Manager
Viso Beverage Company
Jan 2006 – 2008 · 2 yrs
Northern California Territory

Played a key management role in the launching of this drink in the

state of California. Managed promotional teams for Northern

California, introduced all lines into distribution channels. Handled all

regional marketing and sales for Northern California.



Events
Sedition Magazine
2006 – 2007 · 1 yr
Portland, Oregon Area

Show fewer experiences ︿

Education



Laney College
Culinary, Baking and Pastry Arts/Baker/Pastry Chef